UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated January 5, 2004
Commission file number 0-21080

Enbridge Inc.

(Exact name of Registrant as specified in its charter)

Canada	None

(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ☐	No ☑

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305 AND 333-6436) AND FORM F-3 (FILE NO. 33-77022) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES
NEWS RELEASE

The following documents are being submitted herewith:

•	Press Release dated December 22, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: January 5, 2004	By:	/s/ “Blaine G. Melnyk”

Blaine G. Melnyk
Corporate Secretary &
Associate General Counsel

NEWS RELEASE

Enbridge to Acquire U.S. Crude Oil Pipeline and Storage Systems

CALGARY, Alberta, December 22, 2003 — Enbridge Inc. (TSE, NYSE: ENB) today announced that companies within the Enbridge group have agreed to acquire crude oil pipeline and storage systems from Shell Pipeline Company LP and Shell Oil Products US for an aggregate of US$140.5 million. The majority of the assets, involving systems located at, or originating from, Cushing, Oklahoma, will be acquired by Enbridge Energy Partners, L.P. (NYSE: EEP) (“Enbridge Partners”) for approximately US$131 million, as separately announced today by Enbridge Partners. Enbridge owns an effective 12.2% interest in Enbridge Partners and manages it through an affiliate, Enbridge Energy Management, L.L.C. (NYSE: EEQ). A wholly owned subsidiary of Enbridge will acquire two smaller systems in the Wood River/Patoka corridor in southern Illinois for US$9.5 million. Closing of the purchases is anticipated to occur in the first quarter of 2004, subject to regulatory approvals and rights of first refusal.

The systems to be acquired by Enbridge Partners consist of three different pipelines totaling 615 miles, and two crude oil storage terminals with a total of 9.5 million barrels of capacity. The systems to be acquired by Enbridge Inc. include a 60% interest in the Woodpat Pipeline from Wood River Illinois, to Patoka, Illinois, plus a 500,000-barrel terminal at Patoka.

“We’re pleased with the continued progress which we’re making to expand and diversify the asset base of Enbridge Partners. Enbridge will benefit from the accretion in distributable cash flow through its equity share in the Partnership and the General Partner incentive,” said Patrick D. Daniel, President & Chief Executive Officer of Enbridge.

“The southern Illinois assets being acquired directly by Enbridge involve a small investment but play an important role within our overall market access initiative. This initiative is intended to enhance value to Canadian producers by providing access to new markets for their crude oil. The Woodpat Pipeline will complement the previously announced Spearhead and Southern Access Pipelines by providing an additional connection to Patoka. From Patoka we plan to provide enhanced access to new markets in eastern PADD II. Patoka is also one of the potential jumping off points for alternative paths to new markets on the U.S. Gulf Coast, to which we are planning to develop access.”

“The storage facility at Patoka also fits well. It will provide increased operational flexibility and term storage options for shippers wishing to access these new markets either through the Woodpat Pipeline, or through our existing Mustang Pipeline joint venture which runs from Chicago south to Patoka.”

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,000 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

When used in this news release, the words “anticipate”, “expect”, “project”, “believe”, “estimate”, “forecast” and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

Contacts:

Media	Investment Community
Ian La Couvée, Enbridge	Colin Gruending, Enbridge
(403) 231-5775	(403) 231-5919
E-mail: ian.lacouvee@enbridge.com	E-mail: colin.gruending@enbridge.com